

Mail Stop: 3561

July 25, 2017

<u>Via E-Mail</u>
Kevin R. Karas
Chief Financial Officer
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

> **Re: National Research Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **Forms 8-K filed February 21, 2017 and May 4, 2017**
> **File No. 001-35929**

Dear Mr. Karas:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Forms 8-K filed February 21, 2017 and May 4, 2017</u>

1.   We note that your quarterly earnings releases present combined basic and diluted earnings per share which are labeled as non-GAAP measures. We also note on page 42 of your Form 10-K that the economics and rights of the two classes of common stock are different. It appears that you are not using the two class method but using an individually tailored accounting principle to compute combined earnings per share. Tell us how you considered the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and explain why you believe it is appropriate to combine earnings per share of the two classes of common stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining